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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGEWATER CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 HUTTON DRIVE, SUITE 860
(No. and Street)

SANTA ANA (City) CALIFORNIA (State) 92707 (Zip Code)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIKE ELLINGTON 310-612-8488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, SUITE 1900, SAN FRANCISCO, CA 94104
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
202

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Edgewater Capital, LLC
(A California Limited Liability Company)
Table of Contents
Year Ended December 31, 2006

This report contains (check all applicable boxes):

__X__ (a) Facing page

__X__ (b) Statement of Financial Condition

__X__ (c) Statement of Operations

__X__ (d) Statement of Cash Flows

_____ (e) Statement of Changes in Financial Condition

__X__ (f) Statement of Member's Capital

_____ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors

__X__ (h) Computation of Net Capital

__X__ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

__X__ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3

_____ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

__X__ (l) A Reconciliation between the audited and unaudited Computation of Net Capital

__X__ (m) An Oath or Affirmation

_____ (n) A copy of the SIPC Supplemental Report

_____ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

OATH OR AFFIRMATION

I, Michael Ellington, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Edgewater Capital, LLC for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MANAGING DIRECTOR
Title

State of California

County of Los Angeles

On February 27, 2007, before me, Joe Raygoza

☐ Personally known to me
☑ Proved to me on the basis of satisfactory evidence

To be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal

Notary Public

JOE RAYGOZA
COMM. # 1592524
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JUNE 28, 2009

Edgewater Capital, LLC
(A California Limited Liability Company)

Financial Statements

Year Ended December 31, 2006

Edgewater Capital, LLC
(A California Limited Liability Company)
Table of Contents
Year Ended December 31, 2006


STONEFIELD
JOSEPHSON, Inc.



STONEFIELD JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report

To the Members of
Edgewater Capital, LLC
South Coast Metro, California

We have audited the accompanying statement of financial condition of Edgewater Capital, LLC (a California Limited Liability Company) as of December 31, 2006, and the related statements of operations, member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewater Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
February 23, 2007

Los Angeles	Orange County	San Francisco	East Bay
2049 Century Park East	4 Park Plaza	101 Montgomery Street	1333 N. California Boulevard
Suite 400	Suite 900	Suite 1900	Suite 470
Los Angeles, California 90067	Irvine, California 92614	San Francisco, California 94104	Walnut Creek, California 94596
TEL: 310.453.9400	TEL: 949.653.9400	TEL: 415.981.9400	TEL: 925.938.9400
FAX: 310.453.1187	FAX: 949.833.3582	FAX: 415.391.2310	FAX: 925.930.0107

Edgewater Capital, LLC
(A California Limited Liability Company)
Statement of Financial Condition
Year Ended December 31, 2006

Assets		
Current assets :		
Cash	$	13,105
Prepaid expenses		1,510
Total current assets	$	14,615
Liabilities and Member's Capital		
Current liabilities -		
Accounts payable and accrued expenses	$	2,323
Member's Capital		12,292
	$	14,615

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

Edgewater Capital, LLC
(A California Limited Liability Company)
Statement of Operations
Year Ended December 31, 2006

Management and investment advisory income	$ 106,055
Operating expenses:	
Payroll	114,194
Administrative expenses	15,861
Total operating expenses	130,055
Loss from operations	(24,000)
Interest income	31
Net loss	$ (23,969)

The accompanying notes form an integral part of these financial statements.

Edgewater Capital, LLC
(A California Limited Liability Company)
Statement of Member's Capital
Year Ended December 31, 2006

Balance at January 1, 2006	$ 9,061
Member capital contributions	27,200
Net loss	(23,969)
Balance at December 31, 2006	$ 12,292

The accompanying notes form an integral part of these financial statements.

Edgewater Capital, LLC
(A California Limited Liability Company)
Statement of Cash Flows
Year Ended December 31, 2006
Increase (Decrease) in Cash

Cash flows provided by (used for) operating activities:	
Net loss	$ (23,969)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in assets and liabilities:	
Increase in assets -	
prepaid expenses	(1,510)
Increase in liabilities -	
accounts payable and accrued expenses	453
Total adjustments	(1,057)
Net cash used for operating activities	(25,026)
Cash flows provided by financing activities -	
member capital contributions	27,200
Net increase in cash	2,174
Cash, beginning of year	10,931
Cash, end of year	$ 13,105

The accompanying notes form an integral part of these financial statements.

(1) Summary of Significant Accounting Policies:

Business Activity

The Company was formed on August 18, 2003, as a California limited liability company. The Company is formed for the purposes of engaging in the business of a securities broker-dealer.

The Company is registered with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. The Company also has a broker-dealer certificate from the California Department of Corporations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in high-grade financial institutions, and the cash balances may at times throughout the year exceed the federally insured limits on such accounts. The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company recognizes retainer revenue for consulting services upon engagement or over the specific period of engagement, if applicable. Success fees are recognized upon the execution of the transactions relating to those fees.

Income Taxes

Income taxes on limited liability company income are the personal responsibility of the individual member; therefore, no provision for income taxes has been recorded in these financial statements.


STONEFIELD
JOSEPHSON, Inc.

(2) Net Capital Requirements:

Pursuant to Security and Exchange Commission Rule 17CFR 402.2, the Company is required to maintain minimum net capital, as defined. The value of this defined operating parameter may vary materially from day to day. At December 31, 2006, the Company's net capital was $12,292, which is $7,292 in excess of the required $5,000 net capital.


STONEFIELD
JOSEPHSON, Inc.

Edgewater Capital, LLC
(A California Limited Liability Company)
Computation of Net Capital and Net Capital Requirement for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934
Year Ended December 31, 2006

Computation of Net Capital

Total member's capital from Statement of Financial Condition	$ 12,292
Less non-allowable assets	-
Net capital before haircuts on securities positions	-
Less haircuts on securities	-
Net capital	$ 12,292

Computation of Net Capital Requirement

Minimum net capital required (12 1/2% of aggregate indebtedness)	$ 290
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 5,000
Excess net capital	$ 7,292

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Information for Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.


STONEFIELD
JOSEPHSON, Inc.

Edgewater Capital, LLC
(A California Limited Liability Company)
Reconciliation of the Computation of Net Capital
Year Ended December 31, 2006

Per original filing	$	12,292
Audit adjustments, primarily prior year accounts payable and prepaid expenses reversal		-
Per this filing	$	12,292

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.



STONEFIELD JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report On Internal Control Required By Rule 17a-5 Of The Securities And Exchange Commission

To the Members of
Edgewater Capital, LLC
South Coast Metro, California

In planning and performing our audit of the financial statements and supplemental schedules of Edgewater Capital, LLC (a California limited liability company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

WWW.SJACCOUNTING.COM

Los Angeles	Orange County	San Francisco	East Bay
2049 Century Park East	4 Park Plaza	101 Montgomery Street	1333 N. California Boulevard
Suite 400	Suite 900	Suite 1900	Suite 470
Los Angeles, California 90067	Irvine, California 92614	San Francisco, California 94104	Walnut Creek, California 94596
TEL: 310.453.9400	TEL: 949.653.9400	TEL: 415.981.9400	TEL: 925.938.9400
FAX: 310.453.1187	FAX: 949.833.3582	FAX: 415.391.2310	FAX: 925.930.0107

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
February 23, 2007


END


STONEFIELD
JOSEPHSON, Inc.